Filed Pursuant To Rule 433

Registration No. 333-275079

December 15, 2023

X/Twitter Thread:

Live Address of First Post: https://twitter.com/Grayscale/status/1735793861220540898

Text of Linked Sequential Posts:

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As we work to obtain the appropriate regulatory approvals to uplist $GBTC to NYSE Arca, we’re considering the potential tax implications for spot Bitcoin ETFs needing to sell $BTC holdings for cash to fulfill share redemptions.

Here’s why we’re talking about this now. (1/7)

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A recently published report inaccurately presents potentially negative tax impacts to shareholders of GBTC in the event of cash redemptions, a concept that applies to mutual funds. (2/7)
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Unlike mutual funds and many other ETFs, substantially all spot commodity ETFs (e.g., gold) are structured to be grantor trusts for tax purposes. We take the position that GBTC is properly treated as a grantor trust. (3/7)
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The taxation of grantor trusts is not the same as the taxation of mutual funds, which may have capital gains or losses that impact shareholders remaining in the fund. (4/7)
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That means that no such spot commodity ETF that is a grantor trust would be at a disadvantage relative to any other spot commodity ETF because of the carrying value of the ETF’s assets. (5/7)
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Furthermore, while cash redemptions of grantor trusts are taxable events for redeeming shareholders, only FINRA-registered broker-dealers serving as Authorized Participants would be able to transact in the primary market to create and redeem shares. (6/7)
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Cash redemptions of grantor trusts are not taxable events for non-redeeming shareholders like retail investors.

For more information, please read our latest blog. (7/7) grayscale.com/blog/potential-tax-implications-of-gbtc-as-an-etf

Want Bitcoin exposure right in your brokerage account? Get it with symbol GBTC. Grayscale Bitcoin Trust. The world's largest Bitcoin fund. GBTC: Bitcoin investing begins here.

Grayscale Bitcoin Trust (GBTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC, 290 Harbor Drive, Stamford, CT 06902.

Grayscale Investments, LLC is a digital currency asset manager. An investment in the Grayscale Bitcoin Trust (“GBTC”) is a speculative investment that involves a high degree of risk, including a partial or total loss of invested funds. This is not an offer to sell or the solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal, nor shall there be any sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. GBTC is not suitable for any investor that cannot afford loss of the entire investment. The shares of GBTC are intended to reflect the price of the digital asset(s) held by GBTC (based on digital asset(s) per share), less GBTC’s expenses and other liabilities. To date, GBTC has not met its investment objective and the Shares of GBTC quoted on OTC Markets have not reflected the value of digital assets held by GBTC, less such GBTC’s expenses and other liabilities, but instead has traded at both premiums and discounts to such value, which at times have been substantial. Go to our website Grayscale.com, the OTC Markets website or SEC’s website for each GBTC’s annual report, which includes investment objectives, risks, fees and expenses. Read these materials carefully before investing. GBTC is distributed by Grayscale Securities, LLC. (Member FINRA/SIPC).

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC, 290 Harbor Drive, Stamford, CT 06902.